SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) announces its un-audited, preliminary financial results for the first nine months of 2007 and 2006 as attached hereto.

* Attachment 1. un-audited, preliminary statements of income of KEPCO for the first nine months of 2007 and 2006

* Attachment 2. un-audited, preliminary statements of income including KEPCO’s six generation subsidiaries (“GENCOs”) for the first nine months of 2007 and 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager
International Finance Department

Date: October 26, 2007

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the first nine months of 2007 and 2006 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information has been prepared on a non-consolidated basis based on Korean GAAP. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual non-consolidated financial condition and results of operations of KEPCO as of September 30, 2007, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Preliminary NON-CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

for the first nine months of 2007 and 2006

(Unit: in billions of Korean Won)	3Q 2007	3Q 2006	Change
Operating revenues:	21,774	20,418	6.6%

Sale of electric power	21,558	20,263	6.4%
Other operating revenues	205	139	47.2%
Revenues for other businesses	12	16	-25.5%

Operating expenses:	20,566	18,998	8.3%

Fuel	26	26	-1.9%
Purchased power	16,550	15,114	9.5%
Maintenance	626	631	-0.7%
Depreciation	1,372	1,370	0.2%
Other operating expenses	1,975	1,838	7.5%
Expenses for other businesses	18	20	-13.7%

Operating income	1,208	1,419	-14.9%

Non-operating income:	2,129	1,854	14.8%

Gain on foreign currency transactions and translation	15	195	-92.5%
Investment income from affiliates	1,659	1,444	14.9%
Other	456	215	112.1%

Non-operating expenses:	533	608	-12.4%

Interest expenses	426	409	4.2%
Loss on foreign currency transactions and translation	30	3	893.3%
Investment loss from affiliates	10	38	-73.2%
Other	67	158	-57.7%

Earnings before taxes	2,804	2,665	5.2%

Provision for income taxes	600	567	5.8%

Net income	2,204	2,098	5.0%

*	The figures may not add up due to rounding.

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) and/or certain of its subsidiaries for the first nine months of 2007 and 2006 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information is not consolidated and made by simply adding the results of operations of KEPCO to the results of operations of its six-generation subsidiaries (“GENCOs”), after adjusting for major inter-company transactions. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO and GENCOs as of September 30, 2007, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Estimated STATEMENTS OF INCOME including six GENCOs (Unaudited)

for the first nine months of 2007 and 2006

(Unit: in billions of Korean Won)	3Q 2007	3Q 2006	Change
Operating revenues:	21,766	20,489	6.2%

Sale of electric power	21,484	20,191	6.4%
Other operating revenues	156	164	-4.9%
Revenues for other businesses	126	134	-6.0%

Operating expenses:	18,411	17,208	7.0%

Fuel	7,724	7,001	10.3%
Purchased power	1,773	1,526	16.2%
Maintenance	1,462	1,413	3.5%
Depreciation	3,734	3,727	0.2%
Other operating expenses	3,700	3,521	5.1%
Expenses for other businesses	18	20	-10.0%

Operating income	3,355	3,281	2.3%

Non-operating income:	849	837	1.4%

Gain on foreign currency transactions and translation	50	354	-85.9%
Investment income from affiliates	171	98	74.5%
Other	628	385	63.1%

Non-operating expenses:	841	944	-10.9%

Interest expenses	557	511	9.0%
Loss on foreign currency transactions and translation	45	12	275.0%
Investment loss from affiliates	10	38	-73.7%
Other	229	383	-40.2%

Earnings before taxes	3,363	3,174	6.0%

Provision for income taxes	1,159	1,076	7.7%

Net income	2,204	2,098	5.1%

*	The figures may not add up due to rounding.